Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,480,634	0.01476%	$808.94
Fees Previously Paid			$0.00
Total Transaction Valuation			$5,480,634
Total Fees Due for Filing			$808.94
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$808.94